Herbert A Smith P. Eng
AMC Mining Consultants (Canada) Limited,
Suite 1330, 200 Granville Street,
Vancouver, British Columbia V6C 1S4,
Canada

Telephone: +1 604 669 0044
Fax: +1 604 669 1120
Email:bsmith@amcconsultants.ca

1. I, Herbert A. Smith, P.Eng., do hereby certify that I am a Principal Mining Engineer for AMC Mining Consultants (Canada) Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2. I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle Upon Tyne, England.

3. I am a registered member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Professional Engineers Ontario, Professional Engineers and Geoscientists of British Columbia and the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I have worked as a Mining Engineer for a total of 34 years since my B.Sc. graduation. For most of that period I have worked in underground hard rock mining in Canada in progressively senior engineering roles and have specialized in mine design and planning, mining economic and viability assessment and mining studies at all levels.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 1 – 3, 15 - 16, 18 – 22, 24 – 27 for the F2 Gold System – Phoenix Gold Project, Bateman Township, Red Lake, Canada, Technical Report for Rubicon Minerals Corporation, dated effective 8 August 2011 (the “Technical Report”). I have visited the Phoenix Gold Project from 8 – 9 July 2009, and 9 February 2010 for periods of two days and 1 day respectively.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the parts of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10 August 2011

Original signed and sealed by

Herbert A. Smith, P.Eng.